1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 11, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/08/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2009/07/14 :	Financial forecast information for the third quarter of 2009

2. Announcement on 2009/07/17 :	To announce the record date for dividend distribution

3. Announcement on 2009/07/27 :	Explanation of the report that Chunghwa Telecom is targeting EPS NT$4 for 2009

4. Announcement on 2009/07/29 :	Discharge of Representatives of Juristic Person Director

5. Announcement on 2009/08/10 :	Chunghwa Telecom announced its unaudited revenue for July 2009

6. Announcement on 2009/08/10 :	To announce that typhoon Morakot has no impact on the Company’s finance and businesses

7. Announcement on 2009/08/10 :	Correction of the Itemized List of Loaning Funds To Others As Of July 2009

8. Announcement on 2009/08/10 :	July 2009 sales

Exhibit 1

Financial forecast information for the third quarter of 2009

Date of events: 2009/07/14

Contents:

1. Date of occurrence of the event: 2009/07/14

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: According to board of directors resolution on 2009/07/14, the company voluntarily announced condensed financial forecast for the third quarter of 2009 as follows: revenues NT$45,851,295 thousand, gross profit NT$20,789,609 thousand, operating expenses NT$9,036,993 thousand, operating profit NT$11,752,616 thousand, income before income tax NT$11,785,556 thousand, EPS NT$0.93, acquisition of property, plant and equipment, long-term investments NT$8,761,633 thousand and disposal of property, plant and equipment, long-term investments NT$0.

6. Countermeasures: None

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

Exhibit 2

To announce the record date for dividend distribution

Date of events: 2009/07/17

Contents:

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2009/07/17

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-rights and dividend

3. Type and monetary amount of dividend distribution: Per share to be distributed with cash dividend of NT$3.83 and stock dividend of 10% (100 shares per thousand shares)

4. Ex-rights (ex-dividend) trading date: 2009/08/03

5. Last date before book closure:2009/08/04

6. Book closure starting date: 2009/08/05

7. Book closure ending date: 2009/08/09

8. Ex-rights (ex-dividend) record date: 2009/08/09

9. Any other matters that need to be specified: Cash dividend is expected to be distributed on 2009/09/02

Exhibit 3

Explanation of the report that Chunghwa Telecom is targeting EPS NT$4 for 2009

Date of events: 2009/07/26

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/07/26

3. Content of the report: Chunghwa Telecom is targeting revenues of NT$183.4 billion for this year and NT$191.3 billion for five years later. The target of EPS for 2009 is beyond NT$4.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: So far, the company only released the forecast for second and third quarter 2009 and did not disclose the full year forecast.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 4

Discharge of Representatives of Juristic Person Director

Date of events: 2009/07/29

Contents:

1. Date of occurrence of the change: 2009/07/29

2. Name of juristic-person director/supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Jiann-Yen Chen; General Secretary of the Ministry of Transportation and Communications; Law Department of Soochow University.

4. Name and resume of the replacement: To be appointed.

5. Reason for the change: Discharged from current position.

6. Original term (from              to             ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: None

8. Any other matters that need to be specified: None

Exhibit 5

Chunghwa Telecom announced its unaudited revenue for July 2009

Date of events: 2009/08/10

Contents:

1. Date of occurrence of the event: 2009/08/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of July 2009, total revenue decreased by 1.5% year-over-year to NT$15.19 billion. Operating income for the month was NT$4.77 billion, net income NT$3.73 billion, EPS NT$0.35.

For the first seven months this year, total revenue decreased by 3.0% year-over-year to NT$105.56 billion, operating income was NT$33.27 billion, net income NT$26.07 billion, EPS NT$2.44.

6. Countermeasures: None

7. Any other matters that need to be specified: To exclude the factor of increasing capital, the normalized EPS for July and first seven months are NT$0.39 and NT$2.69 respectively.

Exhibit 6

To announce that typhoon Morakot has no impact on the Company’s finance and businesses

Date of events: 2009/08/10

Contents:

1. Date of occurrence of the event: 2009/08/10

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To announce that typhoon Morakot has no impact on the Company’s finance and businesses

6. Countermeasures: N/A

7. Any other matters that need to be specified: None

Exhibit 7

Correction of the Itemized List of Loaning Funds To Others As Of July 2009

Date of events: 2009/08/10

Contents:

1. Date of occurrence of the event: 2009/08/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: As of July 2009, the aggregate amount of loans to others and the maximum amount permitted to a single borrower should be NT$768,879,000 instead of NT784,696,000.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 8

Chunghwa Telecom

August 10, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2009

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Jul	Invoice amount	16,890,867	17,443,959	(-)553,092	(-)3.17%

Jul	Invoice amount	116,272,514	123,542,830	(-)7,270,316	(-)5.88%

Jul	Net sales	15,186,445	15,424,953	(-)238,508	(-)1.55%

Jul	Net sales	105,557,970	108,792,401	(-)3,234,431	(-)2.97%

b	Trading purpose: None